UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37996

SPDR® Long Dollar Gold Trust

a series of

WORLD GOLD TRUST

SPONSORED BY WGC USA ASSET MANAGEMENT COMPANY, LLC

(Exact Name of Registrant as Specified in Its Charter)

c/o WGC USA Asset Management Company, LLC

685 Third Avenue 27th Floor

New York, New York 10017

(Address of Principal Executive Offices)

(212) 317-3800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

SPDR® Long Dollar Gold Trust

(Title of each class of securities covered by this Form)

SPDR® Gold  MiniSharesSM Trust

(Title of each class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, World Gold Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on December 11, 2019.

WGC USA Asset Management Company, LLC Sponsor of the World Gold Trust (Registrant)

/s/ Joseph R. Cavatoni
Joseph R. Cavatoni
Principal Executive Officer*

/s/ Laura S. Melman
Laura S. Melman
Chief Financial Officer and Treasurer*
*	The registrant is a trust and the persons are signing in their capacities as officers of WGC USA Asset Management Company, LLC, the Sponsor of the registrant.